Exhibit 99.2

CAPITALIZATION & INDEBTEDNESS

THE FOLLOWING TABLE SETS FORTH OUR UNAUDITED CONSOLIDATED CAPITALIZATION IN ACCORDANCE WITH IFRS.

Mar 31, 2014
(in € m.)
Debt (1), (2):
Long-term debt	132,895
Trust preferred securities	10,249
Long-term debt at fair value through profit or loss	9,665

Total debt	152,809

Shareholders’ equity:
Common shares (no par value)	2,610
Additional paid-in capital	25,993
Retained earnings	29,574
Common shares in treasury, at cost	(9)
Equity classified as obligation to purchase common shares	–
Accumulated other comprehensive income, net of tax
Unrealized net gains (losses) on financial assets available for sale, net of applicable tax and other	481
Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax	(107)
Unrealized net gains (losses) on assets classified as held for sale, net of tax	3
Foreign currency translation, net of tax	(2,847)
Unrealized net gains from equity method investments	56

Total shareholders’ equity	55,753

Noncontrolling interest	264

Total equity	56,017

Total capitalization	208,826

[1]	€ 1,041 million (1%) of our debt was guaranteed as of March 31, 2014. This consists of debt of a subsidiary of Deutsche Postbank AG which is guaranteed by the German government.
[2]	€ 34,817 million (23%) of our debt was secured as of March 31, 2014.

Due to rounding, numbers may not add up precisely to the totals provided.